                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       Oxboro Medical International, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
            --------------------------------------------------------
                         (Title of Class of Securities)


                                  691384 10 1
            --------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Kenneth Brimmer
                             720 South Fifth Street
                               Hopkins, MN 55343
                           Telephone:  (612) 945-5402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               January 8, 1998
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


CUSIP NO.   691384 10 1                    PAGE  2   OF  PAGE    5
          ------------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kenneth W. Brimmer
       SSN:  (Not Required)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO (CASH RESERVES)

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
       PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
   SHARES
BENEFICIALLY             60,000
  OWNED BY        --------------------------------------------------------------
   EACH           8      SHARED VOTING POWER
  REPORTING
 PERSON WITH             90,000
                  --------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         60,000
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         90,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       150,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [X]
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       ASSUMING 2,258,578 SHARES OUTSTANDING AS OF THE DATE HEREOF (AS
       PRESENTED IN THE COMPANY'S MOST RECENT FORM 10-KSB), AMOUNT IN ROW 11 REPRESENTS 6.64%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN AND OO (IRA ACCOUNT)
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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Cusip No.  691384 10 1                                          Page 3 of 5



                                 SCHEDULE 13D


Item 1.          Security and Issuer.

                 (a) Title of Class of Securities: Common Stock, $.01 par value

                 (b)      Name of Issuer: Oxboro Medical International, Inc.

                 (c)      Address of Issuer's Principal Executive Offices:

                          13828 Lincoln Street, N.E.
                          Ham Lake, MN 55304

Item 2.          Identity and Background.

                 (a)      Name of Person Filing: Kenneth Brimmer
                          (This Schedule 13D also pertains to shares owned by Jaye M. Snyder, spouse of Kenneth Brimmer, and such shares are included within the references herein.)

                 (b)      Business Address:

                          720 South Fifth Street
                          Hopkins, MN 55343

                 (c)      Principal Occupation or Employment: Business Manager

                 (d) Conviction in a criminal proceeding during the last five years: No

                 (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

                 (f)      Citizenship: Mr. Brimmer is a citizen of the United
                          States

Item 3.          Source and Amount of Funds or Other Consideration.

                          Cash reserves.

Item 4.          Purpose of Transaction.

                 (a) The purpose of the acquisition is to promote a change in the composition of the present Board of Directors and management of Issuer.

                 (b) The person filing this statement has no plans or proposals, at this time, which would result in any of the transactions listed in Item 4(b), 4(c), 4(e), 4(f), 4(h), 4(i), or 4(j), except that such person may promote a change in the Issuer's Articles and/or Bylaws

Cusip No.  691384 10 1                                        Page 4 of 5





for the purposes of promoting a change in the composition of the present Board of Directors and management of the Issuer.

Item 5.          Interest in Securities of the Issuer.

                 (a)      Number and Percentage of Class beneficially owned:

                          150,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Kenneth Brimmer and this represents 6.64% of the 2,258,578 shares shown as outstanding in the Issuer's last Exchange Act filing, its Form 10-KSB, dated December 29, 1997.

                          In addition, under Section 13d-3(b), under some interpretations, the reporting person may be viewed as the beneficial owner of 164,075 shares of the Issuer's Common Stock in which CMM Properties, LLC (which also has reported its beneficial ownership on Schedule 13(d)) has a beneficial interest. If combined, such 164,075 shares and 150,000 shares, would represent
                          13.91 % of the 2,258,578 shares assumed to be outstanding. See Item 6 below.

                          DISCLAIMER: Pursuant to Rule 13d-3, the Reporting Person disclaims any interest of any kind, whether beneficial or otherwise, in the shares of the Issuer owned beneficially by the entity named above.

                 (b) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover page.

                 (c)      Recent transactions in Common Stock:


                                    Date of Period     No. of Shares       Price or Range of Price      Nature of Transaction
                                    ----------------   -----------------   -----------------------      ----------------------
                                     09/23/97 to           30,000            $1.0195 to $1.27           Open Market
                                     12/03/97                                                           Purchase

                                     11/24/97              50,000                $1.06250               Private Purchase

                                     01/08/97              70,000                  $1.25                Open Market
                                                                                                        Purchase

                 (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                          Not applicable.

                 (e)      Last Date on Which Reporting Person Ceased to be a 5%
                          Holder:

                          Not applicable.

Cusip No.  691384 10 1                                        Page 5 of 5



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
                 Item 2 and between such persons and any person with respect to any securities of the Issuer, except that Reporting Person has an informal, unwritten, non-binding understanding with Gary Copperud, CMM Properties, LLC, (who is mentioned in Item 5 above and who also is filing a Schedule 13(d)). Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addressed to the Issuer, which might affect the valuation of their respective investments.

Item 7.          Material to be Filed as Exhibits.

                 None



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and complete and correct.


DATE: January 16, 1998



                                            /s/ Kenneth Brimmer
                                            -------------------------------
                                            KENNETH BRIMMER